Oaktree Acquisition Corp.

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

July 17, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, NE

Washington, D.C. 20549

Re:	Oaktree Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed July 16, 2019
File No. 333-232444

Ladies and Gentlemen:

This letter sets forth responses of Oaktree Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 17, 2019, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement and Exhibits 5.1 and 5.2 to the Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter, which includes these revised exhibits.

Amendment No. 4 to Registration Statement on Form S-1 filed July 16, 2019

Calculation of Registration Fee, page i

1.

Staff’s Comment: We note your revision to refer to shares issuable upon exercise of warrants. However, it appears that you are not registering all shares issuable upon exercise of the warrants. Please clarify.

Response: The Company acknowledges the Staff’s comment and has revised the fee table to remove the registration of the shares issuable upon exercise of warrants.

Exhibit 4.4, page II-2

2.

Staff’s Comment: Please reconcile the last bullet point on page 151 which refers to the requirement that there be an effective registration statement with exhibit 4.4 section 6.2 which appears to provide that an effective registration statement is not required for the cashless exercise.

Response: The Company acknowledges the Staff’s comment and has revised pages 18 and 151 to indicate that the redemption feature can be utilized if there is either an effective registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of warrants pursuant to the relevant redemption feature or an exemption from registration is available.

Exhibit 5.1, page II-2

3.

Staff’s Comment: We note your response to prior comment 1. It is unclear why the assumption regarding legal status is appropriate because it is unclear how that issue is addressed by exhibit 5.2. Likewise it is unclear (1) whether the “requisite...legal capacity” mentioned in exhibit 5.1 exceeds the capacity issues addressed by exhibit 5.2, and (2) how the assumption in exhibit 5.1 regarding corporate power to execute, deliver and perform all obligations under the warrant agreement is addressed by exhibit 5.2. Please file revised opinions as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Kirkland & Ellis LLP, counsel to the Company, has revised its opinion such that the assumptions it makes with respect to Cayman Islands law concepts tracks the relevant opinion addressed in Exhibit 5.2.

Exhibit 5.2, page II-2

4.

Staff’s Comment: We note that Schedule 1 to the opinion refers to the Amended and Restated Memorandum and Articles of Associated as being “adopted 12 July 2019” while your registration statement refers to articles of association that the registrant will adopt upon consummation of your offering. Therefore, it is unclear how the second paragraph numbered 2 on page 2 of this exhibit is consistent with your offering. Please file a revised opinion accordingly. When filing a revised opinion in response to this comment, please note that the opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) should not contain assumptions regarding filing of corporate documents.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Walkers, Cayman Islands counsel to the Company, has revised its opinion to clarify that the amended and restated memorandum and articles of association referenced in the opinion is the document that was filed on July 12, 2019 in the Cayman Islands (the “A&R Articles”). Further, the Registration Statement has been revised to clarify that the A&R Articles, which is the subject of Walkers’ opinion, is the same document that is referred to throughout the Registration Statement, and that the A&R Articles are currently in effect. Finally, the Company has filed as Exhibit 3.3 to the Registration Statement the Certificate of Incorporation referenced in Schedule 1 to the Walkers opinion.

5.

Staff’s Comment: We note your response to prior comment 4. Given that the opinion appears to define the term, “Ordinary Shares,” as the shares mentioned in clause (i) on page 1 of this exhibit, it is unclear whether the opinion in the paragraph numbered 1 on page 2 of this exhibit addresses the ordinary shares mentioned in clause (iii) on page 1. Please file a revised opinion that clarifies.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Walkers, Cayman Islands counsel to the Company, has revised its opinion to delete clause (iii) on page 1 and opinion number 2, as no shares issuable upon the exercise of warrants are being registered on the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Patrick McCaney
Patrick McCaney

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Paul D. Tropp

Christopher J. Capuzzi

Ropes & Gray LLP

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